Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Radisys Corporation:

We consent to the use of our report dated March 2, 2016 with respect to the consolidated balance sheets of Radisys Corporation as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
KPMG LLP
Portland, Oregon
August 3rd, 2016